SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No. _______)*


                      STOICO RESTAURANT GROUP, INC.
                            (Name of Issuer)

                  Common Stock, $.01 par value per share
                      (Title of Class of Securities)

                              861501   104
                             (CUSIP Number)

    Cathy K. Martsolf, 3151 North Rock Road, Wichita, Kansas 67226 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          December 11, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                     (Continued on following page(s))
                              Page 1 of 6 Pages

CUSIP No.    861501  104            13D                Page 2 of 6 Pages

1.  NAME OF REPORTING PERSON:  WILLIAM FRANK BARTON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) ____
                                                               (b) ____

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS*:  PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):   _____

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:  United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  1,593,268

8.  SHARED VOTING POWER:  0

9.  SOLE DISPOSITIVE POWER:  1,593,268

10. SHARED DISPOSITIVE POWER:  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,593,268

CUSIP No.    861501  104              13D              Page  3 of 6 Pages

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*___

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.9

14. TYPE OF REPORTING PERSON*     IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 861501 104                 13D                Page 4 of 6 Pages

Item 1.  Security and Issuer

     Common Stock, $.01 par value per share (the "Shares").

     The principal executive office of Stoico Restaurant Group, Inc. (the "Issuer") is located at 3151 North Rock Road, Wichita, Kansas 67226.

Item 2. Identity and Background

     (a)  William Frank Barton

     (b)  1313 N. Webb Road, P.O. Box 781581, Wichita, Kansas 67278
     (c)  The reporting person is a private investor.

     (d)  None.

     (e)  None.

     (f)  United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     A total of 1,200,000 Shares were acquired by purchase using personal funds. The purchase price was $7.50 per Share, the initial public offering price per Share.

Item 4.  Purpose of Transaction

     The purpose for entering into the transaction was to purchase the shares of the Issuer in its initial public offering as a personal investment.

     (a)   None.

     (b)   None.

     (c) The reporting person purchased a total of 933,333 Shares on December 11, 1996 and 266,667 Shares on December 18, 1996 at a purchase price of $7.50 per Share pursuant to the Issuer's initial public offering.

     (d) It has been orally proposed that Craig William Barton, the son of the reporting person, will be nominated to be elected to the Board of Directors of the Issuer.

CUSIP NO. 861501 104              13D                     Page 5 of 6 Pages

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer

     (a) The information in Items 11 through 13 in the cover pages hereof is hereby incorporated by reference.

     (b) The information in Items 7 through 10 in the cover pages hereof is hereby incorporated by reference.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

CUSIP NO. 861501 104              13D                  Page 6 of 6 Pages

Item 7.  Material to Be Filed as Exhibits

     (1)  None;

     (2)  None; and

     (3)  None.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 19, 1996

                                        /s/ William Frank Barton
                                        -----------------------------------
                                        William Frank Barton